FIDELITY NATIONAL TITLE GROUP, INC.
601 Riverside Avenue
Jacksonville, Florida 32204
September 27, 2005
Gregory S. Belliston
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Fidelity National Title Group, Inc. Registration Statement No. 333-126402 on Form S-1
Dear Mr. Belliston:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Fidelity National Title Group, Inc. (the “Company”) requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, so that it will become effective at 9:00 A.M., Eastern Time, on Thursday, September 29, 2005 or as soon thereafter as is practicable.
     The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the distribution of securities specified in the above-referenced Registration Statement and acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and the accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 27, 2005

Very truly yours, Fidelity National Title Group, Inc.
By:	/s/ Todd C. Johnson
Todd C. Johnson, Senior Vice President and
Corporate Secretary